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TODD A. HAMBLET
(415) 693-2057	Washington, DC
thamblet@cooley.com	202 842-7800
March 1, 2006
Via Facsimile

John Reynolds
Mike Karney
Thomas Kluck
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acquicor Technology Inc. Registration Statement on Form S-1 (File No. 333-128058)
Dear Messrs. Karney and Kluck:
On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are responding to oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission on March 1, 2006 to Cooley Godward llp, counsel to the Company, and Bingham McCutchen LLP, counsel to the underwriters.
Please find attached clean and marked copies of proposed Annex A which has been revised to address comments of the Staff and which will be included in Amendment No. 7 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).
Please do not hesitate to contact me at (415) 693-2057 if you have any questions or would like additional information regarding this response letter, proposed Annex A or the Registration Statement.
Sincerely,
/s/ Todd A. Hamblet
Todd A. Hamblet
Attachments

cc:	Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
Kenneth F. Guernsey, Esq., Cooley Godward LLP, counsel to the Company
Gian-Michelle a Marca, Cooley Godward LLP, counsel to the Company
Floyd I. Wittlin, Esq., Bingham McCutchen LLP, counsel to the underwriters

ANNEX A
          Our road show presentation in connection with this offering was posted on NetRoadshow.com and RetailRoadshow.com, two web sites, between January 19 and February 4, 2006. As a result of the Internet posting of our roadshow, ~~the SEC has requested~~we are providing additional information ~~be included~~ in this ~~prospectus. This Annex, which~~Annex. You should read this Annex carefully~~,~~ since it contains a discussion of certain portions of our roadshow presentation.
Compelling SPAC Structure
          We have chosen the special purpose acquisition company, or SPAC, structure due to the significant upside potential that we believe it provides to investors. The SPAC structure gives us the flexibility to offer both cash and stock in our initial business combination and the ability to pursue acquisitions substantially larger than the proceeds we are raising in this offering. SPACs offer strong downside protection to investors as well. If we were to expend all of the net proceeds of this offering and the private placement, other than the proceeds deposited in the trust account, but did not complete a business combination in a timely manner, we would expect to pay investors a per-share liquidation price of approximately $5.72 (without taking into account interest, if any, earned on the trust account, and any taxes payable thereon) or $0.28 less than the per-unit offering price of $6.00. However, in addition to receiving less than their initial investment if the trust amount were liquidated, the public stockholders will have lost the time value of their investment and may have foregone other investment opportunities that would have yielded a better result. Moreover, the proceeds deposited in our trust account could become subject to the claims of our creditors, which claims could be prior to the claims of our public stockholders. Such creditor claims could substantially reduce the per-share liquidation price payable to public stockholders. For additional information, please see the discussion under “Risk Factors — If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by our public stockholders will be less than approximately $5.72 per share.”
          The SPAC structure allows investors to have control over selection of the target business because we will proceed with a business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and public stockholders owning less than 20% of the shares purchased by the public stockholders both vote against the business combination and exercise their conversion rights as described in the registration statement, even if the nature of the acquisition would not ordinarily require stockholder approval under applicable state law. If, in fact, our business combination is approved and consummated, public stockholders voting against the business combination and validly exercising their conversion rights will be entitled to convert their shares into a pro rata share of the trust account (including the deferred underwriting fees), including any interest earned (net of taxes payable on income of the funds in the trust account). Public stockholders who convert their stock into a pro rata share of the trust account will continue to have the right to exercise any warrants they may hold.
          The provisions governing the SPAC structure are set forth in our amended and restated certificate of incorporation, which requires that we obtain unanimous consent of our stockholders to amend those provisions. However, the validity of unanimous consent provisions under Delaware law has not been settled. A court could conclude that the unanimous consent requirement constitutes a practical prohibition on amendment in violation of the stockholders’ implicit rights to amend the corporate charter. In that case, these provisions would be amendable without unanimous consent and any such amendment could reduce or eliminate the protection afforded to our stockholders. However, we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions. For additional information, please see the discussion under “Risk Factors — Under Delaware law, the requirements and restrictions relating to this offering contained in our amended and restated certificate of incorporation may be amended, which could reduce or eliminate the protection afforded to our stockholders by such requirements and restrictions.”
          In addition, the limited timeframe we have to complete a business combination may reduce our negotiating leverage and ability to conduct adequate due diligence on the acquisition target.
          After the consummation of the business combination, all of the risks of an investment in a typical initial public offering of securities will apply.

The Convergence Trend
          As discussed above under “Proposed Business,” we believe that there is a current trend towards the merging of technologies from different industry sectors such as telecommunications, television and media and networking, that may lead to an increase in integrated product and services offerings. Over the last 50 years, computing has evolved from “narrowband,” with limited access to computers and information exchange, to “broadband,” where the public at large has access to computers, and information exchange among people and devices is pervasive. We believe the convergence trend has and will continue to create opportunities for new products and services. For example, the Internet itself would not have been possible without the convergence of computing and telecommunications and the development of modems and broadband. The Internet, in turn, led to various and diverse new services and applications ranging from online merchants, Internet telephony, Internet computing and networking. It also amplified the ability of small companies to reach global markets, allowed the pervasive deployment of electronic mail, fostered the development of new technologies such as wireless networking (WiFi) and brought the collected information archives of the world within the public’s fingertips. The chart below illustrates how the convergence trend has led to the development of new products and services.
          We believe the convergence trend is centered around the Internet and the IP Protocol — with the Internet providing the platform for communication among various different devices and service providers and with the IP Protocol providing the common language to allow the communication to happen. We believe that most technologies will eventually be linked through the Internet and will communicate using the IP Protocol or its progeny. However, the process of predicting technological trends, especially in sectors developing as fast as the telecommunications, television and media and networking sectors, is complex and uncertain. If the convergence of the Internet and the IP Protocol does not emerge as we believe it will, our business strategy may suffer.

Acquisition Opportunities
          In addition to providing opportunities for new products and services, we believe the convergence trend creates opportunities for potential acquisitions. We believe these opportunities arise because the increasing pervasiveness of the Internet and broadband access will spawn technological innovation and because not all of the companies taking advantage of these trends will be successful in implementing their business plans. Even technology companies with great potential market opportunities often experience difficulties achieving and sustaining scaleable levels of success. In our experience, they can, among other things, take longer than expected to achieve attractive shareholder returns, misfire on some component of their execution strategy, ignore or inefficiently exploit in-house intellectual property or fail in their first attempts to achieve mainstream adoption of their products and services. Companies may also face a shortage of capital, either because their investors have lost patience with them or because they do not have the operating history or capital assets to borrow sufficient funds. These are the types of companies we intend to target for acquisition.
          Our ideal acquisition candidate would be an underperforming and undifferentiated company that has strong fundamentals, brand name recognition, a good geographic footprint and some unique intellectual property. Our intention would be to facilitate a transformation of such a company through the infusion of capital and new management. We believe such businesses would react positively to an injection of new capital, fresh management and innovation. By applying our technological vision and formula of taking an underperforming business and adding such components as capital, fresh management and innovative technology, we believe we can create value for our stockholders. While our intention is to transform such a business, there is no guarantee that we will be successful in these efforts. We may not, for example, be able to successfully identify market opportunities, develop and bring new products and services to the market in a timely manner or achieve market acceptance of our products and services. In addition, products, services and technologies developed by others may render our products, services or technologies obsolete or noncompetitive.
Management’s Experience Creating Shareholder Value
          We believe we have a strong management team with a technological vision and a record of creating shareholder value. For example, Gil Amelio has had leadership roles at various companies in the technology, multimedia and networking sectors for over three decades.
•	Rockwell International Semiconductor Product Division. During Dr. Amelio’s tenure as President of Rockwell International’s Semiconductor Products Division from 1983 to 1987, the division was repositioned to focus on the burgeoning modem technologies. By 1986, it was Rockwell International’s top performing division and had a leading world market share in modems. Although Dr. Amelio believes the value of the Semiconductor Product Division to have been $100 million in 1983 (see Amelio and Simon, Profit from Experience, International Thomson Publishing, 1997, p. 223 for information on market share and the initial value of the Semiconductor Products Division), we cannot independently verify that figure, nor provide information as to the division’s value in 1986.

•	Rockwell International Communication Systems Division. In 1988, Dr. Amelio became president of Rockwell Communication Systems, a division of Rockwell International that focused on telecommunication transmission and switching systems. In 1991, the division’s transmission systems unit was sold to Alcatel NV for $625 million, resulting in a gain of approximately $500 million for Rockwell International above the initial book value of the business according to Dr. Amelio’s recollection which we have not been able to verify independently. Though it occurred eight years after Dr. Amelio’s tenure, the Rockwell Communication Systems Division was spun off in 1999 as Conexant Systems, Inc. in a $2.9 billion transaction, calculated by using the market capitalization of Conexant at the end of its first full fiscal quarter as a public company to determine the per share transaction price. Although the market value of the company ultimately rose to $17.4 billion in 1999, we note that in 1999, as a result of the run up in the stock market leading to the “dot com” bubble, the stock prices of technology companies were extraordinarily high.

•	National Semiconductor Corporation. When Dr. Amelio joined National Semiconductor in 1991, the company had experienced losses in four of its previous five fiscal years. Under his leadership as its

President, Chief Executive Officer and Chairman of the Board, the company repositioned its business to focus on mixed signal technologies, raised additional capital and reduced its payroll. By the time Dr. Amelio left for Apple Computer in early 1996, National Semiconductor had been profitable for three years, had become a market leader in ethernet chips and its stock price had risen from $4.25 per share in December 1990 to $~~32.63 per share in September 1995.~~ 17.50 per share on February 2, 1996, the date on which Dr. Amelio announced his resignation from the company.

•	Apple Computer. ~~At~~Dr. Amelio joined Apple Computer~~, Dr. Amelio~~ in early 1996 and began his tenure as Chief Executive Officer and Chairman of the Board by bringing in new management, including a new chief financial officer and Ellen Hancock as Vice President, R&D and Chief Technology Officer, raising $660 million through the issuance of convertible notes, and refocusing the company on the development and redesign of its operating system. During his tenure, Apple Computer purchased NeXT Computer, which gave Apple Computer the Unix-based operating system it needed to continue the development of its own operating system, and Steven Jobs, a co-founder of Apple, returned to the company. Independently, Dr. Amelio brought back Steve Wozniak, the other co-founder of Apple to help him rejuvenate the company. Although the stock price of Apple Computer did not rise during Dr. Amelio’s tenure as Chief Executive Officer, he believes that the changes he made while Chief Executive Officer laid the foundation for the rise in the price of Apple Computer common stock after his departure in ~~1998.~~ late 1997. However, other factors, including the run up in the stock market between ~~1998~~1997 and 2000 and the return of Steven Jobs as Chief Executive Officer of Apple Computer may have played equal, if not greater roles, in the increase in the stock price of Apple Computer.
          Ellen Hancock has extensive experience in the management of the software and networking divisions of technology companies. She has served as a senior executive at International Business Machines (IBM) Corporation, National Semiconductor and Apple Computer and as chief executive officer of Exodus Communications, Inc. Ms. Hancock joined Exodus just prior to its initial public offering and helped grow Exodus to become the world’s largest hosting company, with a $23 billion market cap. Exodus subsequently went bankrupt, as did many of its customers in the “dot com” industry.
          Steve Wozniak has been an innovator for over 30 years with milestone technology credits such as the design of scientific calculator chips, the design of the Apple I and II personal computer and the design of the first universal remote control, as well as leadership credits as a founder of Apple Computer, CL9 and Wheels of Zeus.
          While we believe our management team has a record of creating shareholder value, we note that other factors contributed to the increases in shareholder value, including, among others, the contributions of other members of management and employees, industry trends, consumer preferences, technological advances and the run up in the stock market leading to the “dot com” bubble.
Identification of Target Businesses
          We believe that our executive officers, directors and special advisors have developed an extensive sourcing network in the technology industry over the past 30 years. We intend to rely on this network to identify potential target companies. We do not believe our challenge will be finding a target business to consummate a transaction, but rather, deciding with which target business to consummate a business combination. To date, however, we have taken no action to locate any target business and we have not solicited any of our contacts for opportunities. We cannot guarantee that our contacts will actually provide us with appropriate opportunities. As discussed further under “Proposed Business — Effecting a Business Combination — Sources of target businesses,” while we do not presently anticipate engaging the services of professional firms that specialize in business acquisitions on any formal basis, we may need to engage such firms if we cannot generate appropriate opportunities through our contacts. In addition, we expect to encounter intense competition from other entities having a business objective similar to ours, including venture capital and private equity funds, leveraged buyout funds, operating businesses, other special purpose acquisition companies and other entities and individuals, both foreign and domestic, competing for acquisitions. Please see the discussion under “Risk Factors — Because there are numerous “blank check” companies similar to ours seeking to effectuate a business combination, it may be more difficult for us to complete a business combination” and “Risk Factors — Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination” for a discussion of the competition we face and its potential adverse impact on our ability to consummate a business combination.
          Once we have identified a potential target, we intend to evaluate the potential target business on the basis of the following primary criteria:
•	Strong fundamentals. The target business should have a proven market for its products and services and the necessary infrastructure to manufacture or deliver them. The ideal target business would have underperformed as a result of a failure by senior management to properly react to market developments.

•	Brand-name recognition. The target business should have a positive brand name recognition or a significant market presence.

•	Good geographic footprint. The target business should have access to national and international markets or have the potential to expand both nationally and internationally.

•	Unique intellectual property. The target business should own or have access to unique intellectual property. Ideally, the target business’ intellectual property has been under-exploited or shows promise for further development.
We believe that each of these criteria is equally important and have not assigned relative weights to any of these criteria. While we believe these criteria will enable us to filter through opportunities presented to us and identify a potential target, the limited timeframe we have to complete a business combination may reduce our ability to conduct adequate due diligence and consummate a business combination with a target business. Consequently, we may not have the time to appreciate all the intricacies of the business, which may ultimately affect the success of the business. Moreover, as a result of the competition for target businesses or due to our limited time-frame, we may need to compromise on our filtering criteria.
Corporate Governance
          Our management has extensive experience at public companies and believes strongly that sound corporate governance is a fundamental prerequisite to the growth and development of a company. We are committed to creating a culture of sound corporate governance, including compliance with the various requirements imposed by the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the American Stock Exchange, including the adoption of a code of conduct and ethics applicable to our directors, officers and employees. Additionally, to help diminish the possibility of any conflict of interest, as discussed further under “Management—Executive Officer and Director Compensation,” no compensation of any kind, including finder’s and consulting fees, will be paid to any of our officers, directors, current stockholders or special advisors, or any of their affiliates, for services rendered prior to or in connection with a business combination.

ANNEX A
          Our road show presentation in connection with this offering was posted on NetRoadshow.com and RetailRoadshow.com, two web sites, between January 19 and February 4, 2006. As a result of the Internet posting of our roadshow, we are providing additional information in this Annex. You should read this Annex carefully since it contains a discussion of certain portions of our roadshow presentation.
Compelling SPAC Structure
          We have chosen the special purpose acquisition company, or SPAC, structure due to the significant upside potential that we believe it provides to investors. The SPAC structure gives us the flexibility to offer both cash and stock in our initial business combination and the ability to pursue acquisitions substantially larger than the proceeds we are raising in this offering. SPACs offer strong downside protection to investors as well. If we were to expend all of the net proceeds of this offering and the private placement, other than the proceeds deposited in the trust account, but did not complete a business combination in a timely manner, we would expect to pay investors a per-share liquidation price of approximately $5.72 (without taking into account interest, if any, earned on the trust account, and any taxes payable thereon) or $0.28 less than the per-unit offering price of $6.00. However, in addition to receiving less than their initial investment if the trust amount were liquidated, the public stockholders will have lost the time value of their investment and may have foregone other investment opportunities that would have yielded a better result. Moreover, the proceeds deposited in our trust account could become subject to the claims of our creditors, which claims could be prior to the claims of our public stockholders. Such creditor claims could substantially reduce the per-share liquidation price payable to public stockholders. For additional information, please see the discussion under “Risk Factors — If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by our public stockholders will be less than approximately $5.72 per share.”
          The SPAC structure allows investors to have control over selection of the target business because we will proceed with a business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and public stockholders owning less than 20% of the shares purchased by the public stockholders both vote against the business combination and exercise their conversion rights as described in the registration statement, even if the nature of the acquisition would not ordinarily require stockholder approval under applicable state law. If, in fact, our business combination is approved and consummated, public stockholders voting against the business combination and validly exercising their conversion rights will be entitled to convert their shares into a pro rata share of the trust account (including the deferred underwriting fees), including any interest earned (net of taxes payable on income of the funds in the trust account). Public stockholders who convert their stock into a pro rata share of the trust account will continue to have the right to exercise any warrants they may hold.
          The provisions governing the SPAC structure are set forth in our amended and restated certificate of incorporation, which requires that we obtain unanimous consent of our stockholders to amend those provisions. However, the validity of unanimous consent provisions under Delaware law has not been settled. A court could conclude that the unanimous consent requirement constitutes a practical prohibition on amendment in violation of the stockholders’ implicit rights to amend the corporate charter. In that case, these provisions would be amendable without unanimous consent and any such amendment could reduce or eliminate the protection afforded to our stockholders. However, we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions. For additional information, please see the discussion under “Risk Factors — Under Delaware law, the requirements and restrictions relating to this offering contained in our amended and restated certificate of incorporation may be amended, which could reduce or eliminate the protection afforded to our stockholders by such requirements and restrictions.”
          In addition, the limited timeframe we have to complete a business combination may reduce our negotiating leverage and ability to conduct adequate due diligence on the acquisition target.
          After the consummation of the business combination, all of the risks of an investment in a typical initial public offering of securities will apply.

The Convergence Trend
          As discussed above under “Proposed Business,” we believe that there is a current trend towards the merging of technologies from different industry sectors such as telecommunications, television and media and networking, that may lead to an increase in integrated product and services offerings. Over the last 50 years, computing has evolved from “narrowband,” with limited access to computers and information exchange, to “broadband,” where the public at large has access to computers, and information exchange among people and devices is pervasive. We believe the convergence trend has and will continue to create opportunities for new products and services. For example, the Internet itself would not have been possible without the convergence of computing and telecommunications and the development of modems and broadband. The Internet, in turn, led to various and diverse new services and applications ranging from online merchants, Internet telephony, Internet computing and networking. It also amplified the ability of small companies to reach global markets, allowed the pervasive deployment of electronic mail, fostered the development of new technologies such as wireless networking (WiFi) and brought the collected information archives of the world within the public’s fingertips. The chart below illustrates how the convergence trend has led to the development of new products and services.
          We believe the convergence trend is centered around the Internet and the IP Protocol — with the Internet providing the platform for communication among various different devices and service providers and with the IP Protocol providing the common language to allow the communication to happen. We believe that most technologies will eventually be linked through the Internet and will communicate using the IP Protocol or its progeny. However, the process of predicting technological trends, especially in sectors developing as fast as the telecommunications, television and media and networking sectors, is complex and uncertain. If the convergence of the Internet and the IP Protocol does not emerge as we believe it will, our business strategy may suffer.

Acquisition Opportunities
          In addition to providing opportunities for new products and services, we believe the convergence trend creates opportunities for potential acquisitions. We believe these opportunities arise because the increasing pervasiveness of the Internet and broadband access will spawn technological innovation and because not all of the companies taking advantage of these trends will be successful in implementing their business plans. Even technology companies with great potential market opportunities often experience difficulties achieving and sustaining scalable levels of success. In our experience, they can, among other things, take longer than expected to achieve attractive shareholder returns, misfire on some component of their execution strategy, ignore or inefficiently exploit in-house intellectual property or fail in their first attempts to achieve mainstream adoption of their products and services. Companies may also face a shortage of capital, either because their investors have lost patience with them or because they do not have the operating history or capital assets to borrow sufficient funds. These are the types of companies we intend to target for acquisition.
          Our ideal acquisition candidate would be an underperforming and undifferentiated company that has strong fundamentals, brand name recognition, a good geographic footprint and some unique intellectual property. Our intention would be to facilitate a transformation of such a company through the infusion of capital and new management. We believe such businesses would react positively to an injection of new capital, fresh management and innovation. By applying our technological vision and formula of taking an underperforming business and adding such components as capital, fresh management and innovative technology, we believe we can create value for our stockholders. While our intention is to transform such a business, there is no guarantee that we will be successful in these efforts. We may not, for example, be able to successfully identify market opportunities, develop and bring new products and services to the market in a timely manner or achieve market acceptance of our products and services. In addition, products, services and technologies developed by others may render our products, services or technologies obsolete or noncompetitive.
Management’s Experience Creating Shareholder Value
          We believe we have a strong management team with a technological vision and a record of creating shareholder value. For example, Gil Amelio has had leadership roles at various companies in the technology, multimedia and networking sectors for over three decades.
•	Rockwell International Semiconductor Product Division. During Dr. Amelio’s tenure as President of Rockwell International’s Semiconductor Products Division from 1983 to 1987, the division was repositioned to focus on the burgeoning modem technologies. By 1986, it was Rockwell International’s top performing division and had a leading world market share in modems. Although Dr. Amelio believes the value of the Semiconductor Product Division to have been $100 million in 1983 (see Amelio and Simon, Profit from Experience, International Thomson Publishing, 1997, p. 223 for information on market share and the initial value of the Semiconductor Products Division), we cannot independently verify that figure, nor provide information as to the division’s value in 1986.

•	Rockwell International Communication Systems Division. In 1988, Dr. Amelio became president of Rockwell Communication Systems, a division of Rockwell International that focused on telecommunication transmission and switching systems. In 1991, the division’s transmission systems unit was sold to Alcatel NV for $625 million, resulting in a gain of approximately $500 million for Rockwell International above the initial book value of the business according to Dr. Amelio’s recollection which we have not been able to verify independently. Though it occurred eight years after Dr. Amelio’s tenure, the Rockwell Communication Systems Division was spun off in 1999 as Conexant Systems, Inc. in a $2.9 billion transaction, calculated by using the market capitalization of Conexant at the end of its first full fiscal quarter as a public company to determine the per share transaction price. Although the market value of the company ultimately rose to $17.4 billion in 1999, we note that in 1999, as a result of the run up in the stock market leading to the “dot com” bubble, the stock prices of technology companies were extraordinarily high.

•	National Semiconductor Corporation. When Dr. Amelio joined National Semiconductor in 1991, the company had experienced losses in four of its previous five fiscal years. Under his leadership as its

President, Chief Executive Officer and Chairman of the Board, the company repositioned its business to focus on mixed signal technologies, raised additional capital and reduced its payroll. By the time Dr. Amelio left for Apple Computer in early 1996, National Semiconductor had been profitable for three years, had become a market leader in ethernet chips and its stock price had risen from $4.25 per share in December 1990 to $17.50 per share on February 2, 1996, the date on which Dr. Amelio announced his resignation from the company.

•	Apple Computer. Dr. Amelio joined Apple Computer in early 1996 and began his tenure as Chief Executive Officer and Chairman of the Board by bringing in new management, including a new chief financial officer and Ellen Hancock as Vice President, R&D and Chief Technology Officer, raising $660 million through the issuance of convertible notes, and refocusing the company on the development and redesign of its operating system. During his tenure, Apple Computer purchased NeXT Computer, which gave Apple Computer the Unix-based operating system it needed to continue the development of its own operating system, and Steven Jobs, a co-founder of Apple, returned to the company. Independently, Dr. Amelio brought back Steve Wozniak, the other co-founder of Apple to help him rejuvenate the company. Although the stock price of Apple Computer did not rise during Dr. Amelio’s tenure as Chief Executive Officer, he believes that the changes he made while Chief Executive Officer laid the foundation for the rise in the price of Apple Computer common stock after his departure in late 1997. However, other factors, including the run up in the stock market between 1997 and 2000 and the return of Steven Jobs as Chief Executive Officer of Apple Computer may have played equal, if not greater roles, in the increase in the stock price of Apple Computer.
          Ellen Hancock has extensive experience in the management of the software and networking divisions of technology companies. She has served as a senior executive at International Business Machines (IBM) Corporation, National Semiconductor and Apple Computer and as chief executive officer of Exodus Communications, Inc. Ms. Hancock joined Exodus just prior to its initial public offering and helped grow Exodus to become the world’s largest hosting company, with a $23 billion market cap. Exodus subsequently went bankrupt, as did many of its customers in the “dot com” industry.
          Steve Wozniak has been an innovator for over 30 years with milestone technology credits such as the design of scientific calculator chips, the design of the Apple I and II personal computer and the design of the first universal remote control, as well as leadership credits as a founder of Apple Computer, CL9 and Wheels of Zeus.
          While we believe our management team has a record of creating shareholder value, we note that other factors contributed to the increases in shareholder value, including, among others, the contributions of other members of management and employees, industry trends, consumer preferences, technological advances and the run up in the stock market leading to the “dot com” bubble.
Identification of Target Businesses
          We believe that our executive officers, directors and special advisors have developed an extensive sourcing network in the technology industry over the past 30 years. We intend to rely on this network to identify potential target companies. We do not believe our challenge will be finding a target business to consummate a transaction, but rather, deciding with which target business to consummate a business combination. To date, however, we have taken no action to locate any target business and we have not solicited any of our contacts for opportunities. We cannot guarantee that our contacts will actually provide us with appropriate opportunities. As discussed further under “Proposed Business — Effecting a Business Combination — Sources of target businesses,” while we do not presently anticipate engaging the services of professional firms that specialize in business acquisitions on any formal basis, we may need to engage such firms if we cannot generate appropriate opportunities through our contacts. In addition, we expect to encounter intense competition from other entities having a business objective similar to ours, including venture capital and private equity funds, leveraged buyout funds, operating businesses, other special purpose acquisition companies and other entities and individuals, both foreign and domestic, competing for acquisitions. Please see the discussion under “Risk Factors — Because there are numerous “blank check” companies similar to ours seeking to effectuate a business combination, it may be more difficult for us to complete a business combination” and “Risk Factors — Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination” for a discussion of the competition we face and its potential adverse impact on our ability to consummate a business combination.
          Once we have identified a potential target, we intend to evaluate the potential target business on the basis of the following primary criteria:
•	Strong fundamentals. The target business should have a proven market for its products and services and the necessary infrastructure to manufacture or deliver them. The ideal target business would have underperformed as a result of a failure by senior management to properly react to market developments.

•	Brand-name recognition. The target business should have a positive brand name recognition or a significant market presence.

•	Good geographic footprint. The target business should have access to national and international markets or have the potential to expand both nationally and internationally.

•	Unique intellectual property. The target business should own or have access to unique intellectual property. Ideally, the target business’ intellectual property has been under-exploited or shows promise for further development.
We believe that each of these criteria is equally important and have not assigned relative weights to any of these criteria. While we believe these criteria will enable us to filter through opportunities presented to us and identify a potential target, the limited timeframe we have to complete a business combination may reduce our ability to conduct adequate due diligence and consummate a business combination with a target business. Consequently, we may not have the time to appreciate all the intricacies of the business, which may ultimately affect the success of the business. Moreover, as a result of the competition for target businesses or due to our limited time-frame, we may need to compromise on our filtering criteria.
Corporate Governance
          Our management has extensive experience at public companies and believes strongly that sound corporate governance is a fundamental prerequisite to the growth and development of a company. We are committed to creating a culture of sound corporate governance, including compliance with the various requirements imposed by the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the American Stock Exchange, including the adoption of a code of conduct and ethics applicable to our directors, officers and employees. Additionally, to help diminish the possibility of any conflict of interest, as discussed further under “Management—Executive Officer and Director Compensation,” no compensation of any kind, including finder’s and consulting fees, will be paid to any of our officers, directors, current stockholders or special advisors, or any of their affiliates, for services rendered prior to or in connection with a business combination.